UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

Other news

OTHER NEWS

Sub: Disclosure under Indian Listing Regulations

The Bank has made the below announcements to the Indian stock exchanges:

In terms of Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Board of Directors of ICICI Bank Limited (the Bank) have, vide, resolution passed by circulation today at 1:51 p.m. approved the appointment of Mr. Ashwani Bhatia (DIN : 07423221) as an Additional (Independent) Director, for a term commencing from June 1, 2026 to May 31, 2031, subject to the approval of shareholders. Brief profile of Mr. Ashwani Bhatia is attached as Annexure. Mr. Bhatia is not related to any Director of the Bank. We affirm that Mr. Bhatia is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

Please take the above information on record.

Annexure

Mr. Ashwani Bhatia:

Mr. Ashwani Bhatia is a financial markets and banking professional with over 40 years of experience across diverse roles. He served as a Whole Time Member at Securities & Exchange Board of India (SEBI) from June 2022 to May 2025 and was responsible for the Department of Debt and Hybrid Securities, Alternative Investment Fund and Foreign Portfolio Investors Department, Market Intermediaries Regulation and Supervision Department, Corporation Finance Investigation Department and Office of Investor Assistance & Education.

Prior to joining SEBI, Mr. Bhatia was associated for ~37 years with the State Bank Group where he joined as a Probationary Officer in 1985. He held leadership responsibilities across various functions and businesses in SBI and its subsidiaries and retired as the Managing Director of SBI. Before becoming the Managing Director of SBI, Mr. Bhatia served as the Managing Director & CEO of SBI Funds Management Limited. He has wide experience in treasury operations, retail banking, credit, investment banking and asset management.

Mr. Bhatia is a Bachelor of Science (Physics & Mathematics) from Dayalbagh University, Agra and an MBA from Podar Institute of Management, Jaipur.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: June 1, 2026	By:	/s/ Prachiti D. Lalingkar
			Name :	Prachiti D. Lalingkar
			Title :	Company Secretary